Darren K. DeStefano (703) 456-8034 ddestefano@cooley.com	VIA EDGAR
February 7, 2011
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jeffrey Riedler Mr. Sebastian Gomez Abero

RE:	RegeneRx Biopharmaceuticals, Inc. Amendment No. 1 to Registration Statement on Form S-1 Registration No. 333-171982
Gentlemen:
On behalf of RegeneRx Biopharmaceuticals, Inc. (the “Company”), we are transmitting for filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, Registration No. 333-171982 (the “Registration Statement”).
The Amendment is being filed in response to comments received from the staff of the Commission’s Division of Corporation Finance (the “Staff”) by letter dated February 4, 2011 with respect to the Registration Statement (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.
General
1.	Please expand your disclosure to state that Lincoln Park may not assign or transfer its rights and obligations under the Purchase Agreement.
Response to Comment 1:
In response to the Staff’s comment, the Company has added the requested disclosure on pages 4, 5, 34 and 67 of the Amendment.
Risk factors, page 8
2.	Please include a new risk factor that discusses the likelihood that you will have access to the full $11,000,000 available under the Purchase Agreement.
ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

February 7, 2011
Page Two
Response to Comment 2:
In response to the Staff’s comment, the Company has added the risk factor on page 8 of the Amendment.
* * * *
As requested by the Staff, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
Please fax any additional comment letters concerning the Registration Statement to (703) 456-8100 and direct any questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Brian F. Leaf, of this office, at (703) 456-8053.
Very truly yours,
/s/ Darren K. DeStefano
Darren K. DeStefano

cc:	J.J. Finkelstein, RegeneRx Biopharmaceuticals, Inc. C. Neil Lyons, RegeneRx Biopharmaceuticals, Inc. Brian F. Leaf, Cooley LLP
ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM